Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.

INFORMATION CIRCULAR
(as at October 29, 2009, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on December 3, 2009 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 29, 2009, the Company had 95,392,004 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 29, 2009, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently six.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,508,053
JAMES E. YATES Director (2)(3) (4) Canada

Independent businessman with 20 years of experience in corporate development and the financing of start-up resource companies.  Financed and developed to production the Crowfoot Lewis open-pit gold mine in Nevada.  Founder and President of Hycroft Realty Ltd., a company involved in real estate sales and development.

		Since December, 1996	nil
MARKUS K. CHRISTEN Director (3) (4) USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	200,000

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
R. GORDON BLOOMQUIST Director (3) USA	Consultant to the World Bank on its energy projects. A past Director of Geothermal and District Energy Programs with the Washington State Energy Office.	Since March, 2003	105,000
DOMENIC J. FALCONE Director (2) (3) (4) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	Since January 2004	100,000
GAVIN COOPER Director (2) Canada

Chartered Accountant with more than 20 years experience in senior executive management roles.  Formerly CFO of VRB Power Systems Inc.,  President and CEO of Catamaran Ferries International Inc. through the wind-up phase of the BC Government’s fast ferries program, and senior audit manager at  Ernst & Whinney in Vancouver, BC, London, UK, and Capetown South Africa.

		June 1, 2009	nil

(1)

includes direct and beneficial holdings.

(2)

member of the Audit Committee of the Company.

(3)

member of the Compensation and Nominating Committee of the Company.

(4)

member of the Corporate Governance Committee of the Company

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Brian D. Fairbank, President and CEO; Andrew Studley, CFO; Markus Christen, Director; Max Walenciak, VP Development & Operations; and Kim Niggemann, Director of Resource Exploration.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•

to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•

to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•

to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.  The Company is a venture company involved in geothermal exploration and development; revenue generated from operations is capitalized to the plant, as per Canadian GAAP, until completion of the power plant.  As a result, the use of traditional performance standards, such as corporate profitability, have not been considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The base salary of a NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals.  The pre-established, quantitative target(s) used to determine performance bonuses are set each fiscal year.  Awards under this plan are made by way of cash payments only, which payment are made at the end of the fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives.  The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

Compensation Committee

The Compensation and Nominating Committee (the “Compensation Committee”) is comprised of Markus Christen, Domenic Falcone, James Yates and Gordon Bloomquist. The Compensation Committee is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.  Base salary is not evaluated against a formal “peer group”.  The Compensation Committee relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Compensation Committee oversees the operation of the Corporation’s bonus plan by evaluating and approving the targets and the objectives to be met by the NEO and the amount of bonus payable at specific levels of attainment of those targets and objectives. The bonus for each individual NEO varies dependent upon the position and the factors considered in assessing the bonus amounts include, but are not limited to, expense control and attainment of specific strategic business goals.

Stock Options

The Company has established a formal plan (the “Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value.  The Board, based on recommendations of the Compensation Committee where appropriate, determines which NEOs (and other persons) are entitled to participate in the Company’s stock option plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. For further information regarding the Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSX Venture Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the most recently completed financial year:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Brian D. Fairbank, President, CEO Canada	2009	250,000	n/a	51,516	n/a	n/a	n/a	n/a	301,516
Andrew T. Studley CFO and Secretary	2009	164,781	n/a	6,835	n/a	n/a	n/a	n/a	171,616
Markus Christen, Director	2009	n/a	n/a	78,434	n/a	n/a	n/a	1,326,534(2)	1,404,968
MaxWalenciak, V.P. Development & Operations	2009	$222,886(2)	n/a	4,442	n/a	n/a	n/a	n/a	227,328
Kim Niggemann, Director of Resource Exploration	2009	$156,975	n/a	3,416	n/a	n/a	n/a	n/a	160,391

(1)  The fair value of option-based awards was determined as of the date of the grant using the Black-Scholes option pricing model

(2)  Converted at an average exchange rate of $1.1658CDN for every $1USD.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian D. Fairbank	1,949,000	0.45 – 1.03	April 2012 – March 2014	266,120	nil	nil
Andrew Studley	490,000	0.45 – 1.15	August 2012 – March 2014	8,750	nil	nil
Markus Christen	875,000	0.45 – 1.08	January 2011 –March 2014	83,500	nil	nil
Max Walenciak	455,000	0.45 – 1.15	April 2012 – March 2014	60,250	nil	nil
Kim Niggemann	440,000	0.45 – 1.03	January 2011 –March 2014	51,250	nil	nil

(1) does not include unvested stock options.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian D. Fairbank	51,516	nil	nil
Andrew Studley	6,835	nil	nil
Markus Christen	78,434	Nil	nil
Max Walenciak	4,442	nil	nil
Kim Niggemann	3,416	nil	nil

Pension Plan Benefits

The Company does not have a Defined Benefits Pension Plan nor a Defined Contribution Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities .

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year, other than Brian D. Fairbank and Markus Christen, whose compensation is fully reflected in the summary compensation table for the NEOs:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Domenic J. Falcone	18,000	nil	64,200	nil	nil	77,118	159,318
James E. Yates	12,000	nil	4,701	nil	nil	nil	16.701
R. Gordon Bloomquist	18,000	nil	4,701	nil	nil	nil	22,701
Gavin Cooper	1,000	nil	55,119	nil	nil	nil	56,119

(1)

The fair value of option-based awards was determined as of the date of the grant using the Black-Scholes option pricing model

The Company pays each director the sum of $1,000 per month, or $1,500 per month for the Chairman of a Committee.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company.  Other than Brian D. Fairbank and Markus Christen, whose compensation is fully reflected in the summary compensation table for the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Domenic J. Falcone	925,000	0.45 – 1.08	January 2011 – March 2014	83,500	nil	nil
James E. Yates	450,000	0.45 – 1.03	January 2011 – March 2014	34,750	nil	nil
R. Gordon Bloomquist	530,000	0.45 – 1.03	January 2011 – March 2014	50,500	nil	nil
Gavin Cooper	250,000	0.54	May 2014	65,000	nil	nil

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year.  Other than Brian D. Fairbank and Markus Christen, whose compensation is fully reflected in the summary compensation table for the NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Domenic J. Falcone	64,200	nil	nil
James E. Yates	4,701	nil	nil
R. Gordon Bloomquist	4,701	nil	nil
Gavin Cooper	55,119	nil	nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security-holders	10,346,000	$0.79	158,750
Equity compensation plans not approved by security-holders	nil	n/a	nil
Total	10,346,000	$0.79	158,750

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer or nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company, except as described herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Deloitte & Touche, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

Effective March 9th, 2009, Morgan & Company, Chartered Accountants resigned as auditor of the Company at the request of management of the Company. Deloitte & Touche were appointed as auditor effective March 9th, 2009. Copies of the change of auditor notice letter from former auditor and letter from successor auditor are attached as Schedule “B”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer.  A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of six directors, three of whom (Yates, Bloomquist and Cooper) are independent. The remaining directors (Falcone, Fairbank and Christen) are not considered to be independent since they serve, or have recently served, as executive officers of the Company or received consulting fees in excess of $75,000 in the past fiscal year.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	ESO Uranium Corp. Canyon Copper Corp.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to

•

Promote integrity and deter wrongdoing

•

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

•

Promote avoidance of absence of conflicts of interest.

•

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

•

Promote compliance with applicable governmental laws, rules and regulations.

•

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

•

Promote accountability for adherence to the Code.

•

Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

•

To help foster a culture of integrity, honesty and accountability throughout the Company.

A copy of the Code is available from the Company’s offices.  In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code.   The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of four directors Markus Christen, Domenic Falcone, James Yates and Gordon Bloomquist, two of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Audit

The Board has formed an Audit Committee, which is comprised of Domenic Falcone, Gavin Cooper and James Yates, two of whom are independent directors.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Corporate Governance

The Corporate Governance Committee is comprised of three directors Domenic Falcone, Markus Christen and James Yates, one of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2.  The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Not Independent (1)	Financially literate (1) Financial expert
James E. Yates	Independent (1)	Financially literate (1)
Gavin Cooper	Independent (1)	Financially literate (1) Financial expert
(1) As defined by National Instrument 52-110 (“NI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (de minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2009	$38,000	$9,500	nil	$94,000
June 30, 2008	$22,760	nil	$2,500	nil
June 30, 2007	$18,800	$3,960	$2,500	nil

Exemption

The Company is relying on the exemption from full compliance with NI 52-110 granted for Venture Issuers under Part 6 of NI 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements, Shareholders at the Meeting will be asked to consider the following items:

a)

Incentive Share Option Plan

The Company wishes to ratify the “Plan” for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V.  In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V.  In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX, options granted must expire not later than a maximum of ten years from the date of grant. In the event that Options are due to expire during a blackout period which prohibits trading by insiders, the Plan provides that the expiration date of the Option shall be extended for a reasonable period of time following the date the blackout period is lifted.

5.

The options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 29, 2009, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company.  Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the Toronto Stock Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

b)

Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 10th day of November, 2009.

ON BEHALF OF THE BOARD

/s/ Brian Fairbank
Brian D. Fairbank President and Chief Executive Officer

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

1.

GENERAL

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure.  This oversight includes:

(a)

reviewing the financial statements, management’s discussion and analysis and other financial disclosure that is provided to shareholders and disseminated to the public;

(b)

reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(c)

monitoring the independence and performance of the Company’s external auditor and reporting directly to the Board on the work of the external auditor.

2.

COMPOSITION AND ORGANIZATION OF THE COMMITTEE

(a)

The Audit Committee must have at least three directors.

(b)

To the extent possible, the Audit Committee members must be independent.  A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer.  A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.1

(c)

To the extent possible, every Audit Committee member must be financially literate.  Financial literacy is the ability to read and to understand a set of financial statements that present a breadth and a level of complexity of accounting issues that are generally comparable to the breadth and to the complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.2

(d)

At least one member of the Audit Committee must be a “financial expert” as defined in Section 407 of the Sarbanes-Oxley Act of 2002.  An audit committee financial expert means a person who has the following attributes:

i. An understanding of generally accepted accounting principles and financial statements;

ii. The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

____________________________________

1 National Instrument 52-110 Audit Committees section 1.4

2 National Instrument 52-110 Audit Committees section 1.5

iii. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv. An understanding of internal control over financial reporting; and

v. An understanding of Audit Committee functions.

(e)

A person shall have acquired such attributes through:

i. Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii. Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii. Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv. Other relevant experience.

(f)

The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms.  Members may serve for consecutive terms.

(g)

The Board will also appoint a Chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term.  The Chair of the Audit Committee may serve as the Chair of the committee for any number of consecutive terms.

(h)

A member of the Audit Committee may be removed or replaced at any time by the Board.  The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.

MEETINGS

(a)

The Audit Committee will meet at least four (4) times per year.  Special meetings may be called by the Chair of the Audit Committee as required.

(b)

Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

(c)

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

(d)

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor.  Agenda materials such as draft financial statements must be circulated to the Committee members for the members to have a reasonable time to review the materials prior to the meeting.

(e)

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.  Minutes of each meeting must be distributed to the members of the Board, to the Chief Executive Officer, to the Chief Financial Officer and to the external auditor.

4.

RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee shall be governed by the Terms of Reference for Committees adopted by the Board.  Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.

a)

External Auditor

i.

select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, internal controls and financial statements;

ii.

evaluate, prior to the external auditor performing the annual audit, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditor and recommend such payment to the Board;

iii.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

iv.

recommend to the Board, if necessary, the replacement of the external auditor;

v.

meet at least annually with the external auditor, independent of management, and report to the Board on such meetings;

vi.

pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

vii.

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b)

Financial Statements and Financial Information

viii.

review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

ix.

review and discuss with management the quarterly financial statements and recommend their approval by the Board;

x.

review and recommend to the Board for approval the financial content of the annual report;

xi.

review the process for the certification of the financial statements by the Chief Executive Officer and Chief Financial Officer;

xii.

review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure in news releases, and audit committee reports before the Company publicly discloses this information;

xiii.

review annually with the external auditor the Company’s accounting principles and the reasonableness of management’s judgments and estimates as applied in its financial reporting;

xiv.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations that were made by the external auditor have been implemented;

xv.

review and satisfy itself that adequate procedures are in place for the review of all publicly disclosed financial information extracted from the financial statements, other than the public disclosure mentioned previously, and periodically assess the adequacy of these procedures;

c)

Risk Management, Internal Controls and Information Systems

xvi.

review with the external auditor and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

xvii.

review the adequacy of security of information, information systems and recovery plans;

xviii.

review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;

xix.

review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

xx.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

xxi.

assist management to identify the Company’s principal business risks;

xxii.

review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

d)

Other

xxiii.

review, if any, the Company’s loans to employees and/or consultants;

xxiv.

review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

xxv.

conduct special reviews and/or other assignments from time to time as requested by the Board; and

xxvi.

conduct an annual assessment of the Audit Committee’s performance and provide a report to the Corporate Governance Committee regarding such assessment.

5.

PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.

REPORTING

The Audit Committee will report to the Board on:

i.

the external auditor’s independence;

ii.

the performance of the external auditor and the Audit Committee’s recommendations;

iii.

the reappointment or termination of the external auditor;

iv.

the adequacy of the Company’s internal controls and disclosure controls;

v.

the Audit Committee’s review of the annual and interim financial statements;

vi.

the Audit Committee’s review of the annual and the interim management’s discussion and analysis;

vii.

the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

viii.

all other material matters dealt with by the Audit Committee.

The Audit Committee will report to the Governance Committee for the Audit Committee’s annual report.

7.

NON-EXHAUSTIVE LIST

The foregoing list of duties is not exhaustive, and the Audit Committee may, in addition, perform such other functions as may be necessary or appropriate in the circumstances or as required by the Board.

8.

AUTHORITY OF THE COMMITTEE

a)

The Audit Committee will have the resources and the authority appropriate to discharge its duties and responsibilities.  The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.  The Audit Committee may at any time contact the external auditor directly.

b)

The external auditor will report directly to the Audit Committee.

Schedule "B"

Schedule " B"

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

March 9, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC V7Y 1L2

Attention: Compliance

Alberta Securities Commission
4th Floor, 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Attention: Compliance

Dear Sirs:

Re:

Nevada Geothermal Power Inc. (the "Company")
Notice of Change of Auditor

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the change of auditor notice (the "Notice") of the Company dated March 9, 2009 and based on our knowledge of such information at this time, we agree with each statement contained in the Notice.

Yours truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

Member of Deloitte Touche Tohmatsu

Schedule "B"

March 9, 2009

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE:

NOTICE OF CHANGE OF AUDITORS DATED MARCH 9, 2009

WITH RESPECT TO NEVADA GEOTHERMAL POWER INC.

With respect to the above noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of Auditors for Nevada Geothermal Power Inc. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Morgan & Company, Chartered Accountants.

Yours truly,

/s/ Morgan & Company

Chartered Accountants

cc: The Board of Directors, Nevada Geothermal Power Inc.

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, B.C. V7Y 1A1